UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-38182

CUSIP NUMBER 277802500

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Beeline Holdings, Inc.

Full Name of Registrant

188 Valley Street, Suite 225

Address of Principal Executive Office (Street and Number)

Providence, RI 02909

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Beeline Holdings, Inc. (the “Company”) is unable to file the Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2024 in a timely manner without unreasonable effort or expense, because the Company and its accounting personnel have been engaged in the ongoing process of preparing and undergoing audit procedures for audited financial statements of the combined company following the Company’s merger with Beeline Financial Holdings, Inc. (“Beeline”) which closed on October 7, 2024 and a debt exchange transaction and sale of its subsidiary Craft Canning & Bottling, LLC (“Craft”) which also closed on such date (collectively, the “October 7th Transactions”), as disclosed on a Current Report on Form 8-K filed on such date. Based upon generally accepted accounting principles (“GAAP”), our results of operations for the year ended December 31, 2024 (“FY 2024”) reflect the full year 2024 for our spirits business; the period from October 8 through December 31, 2024 for Beeline; and the period from January 1 through October 7, 2024 for Craft which is presented as one line item in discontinued operations. Our results of operations for the year ended December 31, 2023 (“FY 2023”) reflect the full year for our spirits business with Craft presented as one line item in discontinued operations for FY 2023.

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

Michael D. Harris	(561)	471-3507
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the October 7th Transactions, the Company anticipates material changes to its financial statements for FY 2024 and for the fiscal year ended FY 2023. Below are the key metrics:

Item	2024	2023
Net revenues[1]	$3,794,000	$3,787,000
Beeline revenues	1,217,000	—
Spirits revenues	2,577,000	3,787,000
Interest expense	(2,236,000)	—
Gain on debt restructuring	4,483,000	—
Net loss from continuing operations	(6,198,000)	(4,785,000)
Net loss from discontinued operations	(6,838,000)	(2,749,000)
Net loss	(13,036,000)	(7,534,000)

1 Net revenues and other revenue items include interest income on mortgage loans held for sale from loan funding to sale based upon the principal balance outstanding and contractual interest rates, and interest expense on the warehouse lines of credit on the Company’s loans held for sale.

There were three significant non-cash items that were related to or followed the October 7th Transactions. Depreciation and amortization for FY 2024 was $803,000 compared to $57,000 for FY 2023. In FY 2024 we recorded an impairment loss of $3,356,000 compared to $364,000 for FY 2023, both related to our spirits business, and in FY 2024 we booked a gain of $4,483,000 related to the debt exchange transaction.

The foregoing estimates for FY 2024 are subject to adjustment including in connection with the ongoing audit being conducted by the Company’s independent registered public accounting firm for FY 2024.

Beeline Holdings, Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2025	By:	/s/ Nicholas R. Liuzza, Jr.
Nicholas R. Liuzza, Jr.
	Title:	Chief Executive Officer